SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

YY Inc.

(Name of Issuer)

American Depositary Shares (ADS), each representing

20 Class A common shares, par value $0.00001 per share

(Title of Class of Securities)

98426T106**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The CUSIP Number is for the American Depositary Shares relating to Class A common shares that trade on The NASDAQ National Market.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 98426T106	13 G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia, L.P. (“Steamboat Asia”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,832,440 shares[1]; except that Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”), the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”), the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and John R. Ball (“Ball”) and Liping Fan (“Fan”), the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
24,832,440 shares[1]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,832,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%[2]
12	TYPE OF REPORTING PERSON*	PN

1 Consists of 24,832,440 Class A common shares, represented by 1,241,622 American Depositary Shares owned directly by Steamboat Asia.

2 This percentage is calculated based on 738,880,528 shares, which is the number of Class A Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014, and does not include the 427,352,696 shares of Class B Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014.

CUSIP NO. 98426T106	13 G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,832,440 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
24,832,440 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,832,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%[4]
12	TYPE OF REPORTING PERSON*	PN

3 Consists of 24,832,440 Class A common shares, represented by 1,241,622 American Depositary Shares owned directly by Steamboat Asia.

4 This percentage is calculated based on 738,880,528 shares, which is the number of Class A Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014, and does not include the 427,352,696 shares of Class B Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014.

CUSIP NO. 98426T106	13 G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,832,440 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER
24,832,440 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,832,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%[6]
12	TYPE OF REPORTING PERSON*	OO

5 Consists of 24,832,440 Class A common shares, represented by 1,241,622 American Depositary Shares owned directly by Steamboat Asia.

6 This percentage is calculated based on 738,880,528 shares, which is the number of Class A Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014, and does not include the 427,352,696 shares of Class B Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014.

CUSIP NO. 98426T106	13 G	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Ball (“Ball”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 270,000 shares, represented by 13,500 ADS.
	6

SHARED VOTING POWER
24,832,440 shares[7]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 270,000 shares, represented by 13,500 ADS.
	8

SHARED DISPOSITIVE POWER
24,832,440 shares[7]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	25,102,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%[8]
12	TYPE OF REPORTING PERSON*	IN

7 Consists of 24,832,440 Class A common shares, represented by 1,241,622 American Depositary Shares owned directly by Steamboat Asia.

8 This percentage is calculated based on 738,880,528 shares, which is the number of Class A Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014, and does not include the 427,352,696 shares of Class B Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014.

CUSIP NO. 98426T106	13 G	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liping Fan (“Fan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,000 shares, represented by 800 ADS.
	6

SHARED VOTING POWER
24,832,440 shares[9]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 16,000 shares, represented by 800 ADS.
	8

SHARED DISPOSITIVE POWER
24,832,440 shares[9]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,848,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%[10]
12	TYPE OF REPORTING PERSON*	IN

9 Consists of 24,832,440 Class A common shares, represented by 1,241,622 American Depositary Shares owned directly by Steamboat Asia.

10 This percentage is calculated based on 738,880,528 shares, which is the number of Class A Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014, and does not include the 427,352,696 shares of Class B Common Stock disclosed by the Issuer to be outstanding as of December 31, 2014.

CUSIP NO. 98426T106	13 G	Page 7 of 12

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by Steamboat Asia, L.P., a Cayman Islands exempted limited partnership (“Steamboat Asia”), Steamboat Ventures Asia Manager, L.P., a Cayman Islands exempted limited partnership (“Steamboat Manager”), Steamboat Ventures Asia GP, Ltd., a Cayman Islands exempted company (“Steamboat GP”), and John R. Ball (“Ball”) and Liping Fan (“Fan”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER YY Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES Building 3-08, Yangcheng Creative Industry Zone
NO.309, Huangpu Avenue, Tianhe District
Guangzhou, Guangdong, 510655
People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Steamboat Asia, Steamboat Manager, Steamboat GP, Ball and Fan. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Steamboat Manager is the general partner of Steamboat Asia, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Steamboat GP is the general partner of Steamboat Manager, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Ball and Fan are directors of Steamboat GP, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Steamboat Asia.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Steamboat Ventures Asia
c/o Campbells Corporate Services Limited Floor 4, Willow House, Cricket Square, PO Box 268 Grand Cayman KY1-1104 Cayman Islands

ITEM 2(C)	CITIZENSHIP
Steamboat Asia and Steamboat Manager are Cayman Islands exempted limited partnerships. Steamboat GP is a Cayman Islands exempted company. Ball and Fan are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES American Depositary Shares (“ADS”)

Each ADS represents an ownership interest in twenty Class A common shares. The Reporting Persons currently hold Class A common shares. Class A common shares may be deposited with the depositary for ADSs.

ITEM 2(E)	CUSIP NUMBER

98426T106 (CUSIP Number for the ADSs, which are traded on The NASDAQ National Market.)

CUSIP NO. 98426T106	13 G	Page 8 of 12

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2014.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Please see Item 5.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

CUSIP NO. 98426T106	13 G	Page 9 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 98426T106	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015	Steamboat Ventures Asia, L.P.

By: Steamboat Ventures Asia Manager, L.P.
Its: General Partner

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia Manager, L.P.

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ John R. Ball
John R. Ball, Director

Steamboat Ventures Asia GP, Ltd.

	By:	/s/ John R. Ball
John R. Ball, Director

/s/ John R. Ball
John R. Ball

/s/ Liping Fan
Liping Fan

CUSIP NO. 98426T106	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 98426T106	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of YY Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.